EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)
File No. 812-
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (the “Act”) FOR AN EXEMPTION FROM SECTIONS 2(a)(32), 5(a)(1), 22(d) AND 22(e) OF THE ACT AND RULE 22c-1 UNDER THE ACT, UNDER SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 17(a)(1) AND 17(a)(2) OF THE ACT, AND UNDER SECTION 12(d)(1)(J) OF THE ACT FOR AN EXEMPTION FROM SECTION 12(d)(1)(A) AND 12(d)(1)(B) OF THE ACT

PRINCIPAL EXCHANGE-TRADED FUNDS
PRINCIPAL GLOBAL INVESTORS, LLC
ALPS DISTRIBUTORS, INC.

Written or oral communications regarding this Application should be addressed to:
John L. Sullivan
Principal Global Investors, LLC
711 High Street
Des Moines, IA 50392
(515) 247-6651

This Application (including Exhibits) contains 26 pages.

As filed with the Securities and Exchange Commission on February 9, 2022

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of: PRINCIPAL EXCHANGE-TRADED FUNDS PRINCIPAL GLOBAL INVESTORS, LLC ALPS DISTRIBUTORS, INC. File No. 812-	) ) ) ) ) )
Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Section 12(d)(1)(A) and 12(d)(1)(B) of the Act

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

I.	SUMMARY OF APPLICATION
In this application (“Application”), the undersigned applicants, Principal Exchange-Traded Funds (the “Trust”), Principal Global Investors, LLC (“PGI” or the “Adviser”), and ALPS Distributors, Inc. (the “Distributor,” and together with the Trust and PGI, the “Applicants”), apply for and request an order of the U.S. Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940 (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the Commission (“Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the series of the Trust listed in Exhibit A (the “Initial Fund”) and to any other existing or future registered open-end management investment company or
1 Fidelity Beach Street Trust, et al., Investment Company Act Rel. Nos. 33683 (November 14, 2019) (notice) and 33712 (December 10, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, except as necessary to allow a Fund’s receipt of Representative ETFs included in its Tracking Basket solely for purposes of effecting transactions in Creation Units (as these terms are defined in the Reference Order), notwithstanding the limits of Rule 12d1-4(b)(3). Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein other than with respect to such limited exception.

series thereof that (a) is advised by PGI or any entity controlling, controlled by, or under common control with PGI (any such entity included in the term “Adviser”), (b) offers exchange traded shares utilizing active management investment strategies as contemplated by the Reference Order and (c) complies with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein (each such company or series and the Initial Fund, a “Fund”).2

No form having been specifically prescribed for this application. Applicants proceed under rule 0-2 under the Act.

II.	THE APPLICANTS

A. The Trust

The Trust is a statutory trust organized under the laws of Delaware and consists of one or more series operating as a Fund. The Trust is registered under the Act with the Commission as an open-end management investment company.

B. The Adviser

PGI, a limited liability company organized under the laws of Delaware with its principal office in Des Moines, Iowa, will be the investment adviser to the Initial Fund. PGI is, and any other Adviser will be, registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). PGI or an affiliate has initially entered into a licensing agreement with Fidelity Management & Research Company LLC (or its affiliates) to utilize its proprietary mathematical optimization process when creating Tracking Baskets, as described in the Reference Order.

Subject to approval by the Trust’s board of trustees, the Adviser will serve as the investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to a Fund (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C. The Distributor

The Distributor is a Colorado corporation and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”), and will act as the principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer. The Distributor will distribute Shares on an agency basis.

III.	REQUEST FOR RELIEF
Applicants agree that the Order will be subject to the same terms and conditions of the same relief under the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:
2 All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the terms and conditions of the Reference Order that are incorporated by reference herein.

•	With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

•	With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and

•	With respect to the relief requested pursuant to Section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

IV.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this Application in accordance with Rule 0-2 under the Act.

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Trust, the attached resolutions. Applicants also have attached the verifications required by Rule 0-2(d) under the Act.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing.

In accordance with the requirements for a request for expedited review of this Application, marked copies of this Application showing changes from the final versions of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the Act are attached as Exhibits B and C.

VI.     CONCLUSION
For the foregoing reasons, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this Application.

    The Applicants have caused this Application to be duly signed on their behalf on the 9th day of February, 2022.

PRINCIPAL EXCHANGE-TRADED FUNDS

By:	/s/ John L. Sullivan
Name: John L. Sullivan
Title: Assistant Counsel and Secretary

PRINCIPAL GLOBAL INVESTORS, LLC

By:	/s/ Clint L. Woods
Name: Clint L. Woods
Title: Vice President, Associate General Counsel, and Secretary

ALPS DISTRIBUTORS, INC.

By:	/s/ Stephen Kyllo
Name: Stephen Kyllo
Title: SVP & Director

CERTIFICATION

I, John L. Sullivan, do hereby certify that I am the Assistant Counsel and Assistant Secretary of Principal Exchange‑Traded Funds and that the following resolution was duly adopted and ratified by the initial Trustees and Board of Trustees of such trust, respectively, and remains in full force and effect as of the date hereof:

RESOLVED, that the Chairman of the Board, the President, any Vice President, the Secretary or such other officer or officers of the Principal Exchange‑Traded Funds (the “Trust”) as may be designated from time to time by the Chairman or the President, with such assistance from the Trust’s auditors, legal counsel and independent consultants or others as such officer or officers may require, be, and each hereby is, authorized and directed to prepare for the Trust individually, or jointly with other parties, applications pursuant to any federal securities laws, including the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940 and the Investment Advisers Act of 1940, each as amended (the “Acts”), for orders granting such exemptions from the Acts and/or rules or regulations thereunder as are necessary or desirable, and to execute and file on behalf of the Trust such applications and any amendments thereto with the Securities and Exchange Commission, including applications for amendments to any existing orders previously granted by the Securities and Exchange Commission.

IN WITNESS WHEREOF, I have executed this certificate on this 9th day of February 2022

PRINCIPAL EXCHANGE-TRADED FUNDS

By:	/s/ John L. Sullivan
Name: John L. Sullivan
Title: Assistant Counsel and Secretary

VERIFICATION

The undersigned states that he has duly executed the attached application dated as of February 9, 2022 for and on behalf of Principal Exchange‑Traded Funds, Principal Global Investors, LLC, and ALPS Distributors, Inc.; that he holds the office with each such entity as indicated below; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

PRINCIPAL EXCHANGE-TRADED FUNDS

By:	/s/ John L. Sullivan
Name: John L. Sullivan
Title: Assistant Counsel and Secretary

PRINCIPAL GLOBAL INVESTORS, LLC

By:	/s/ Clint L. Woods
Name: Clint L. Woods
Title: Vice President, Associate General Counsel, and Secretary

ALPS DISTRIBUTORS, INC.

By:	/s/ Stephen Kyllo
Name: Stephen Kyllo
Title: SVP & Director

Exhibit A
Initial Fund
Principal Real Estate Active Opportunities ETF
Principal Real Estate Active Opportunities ETF seeks total return. Under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in securities of companies principally engaged in the real estate industry at the time of purchase.

Exhibit B
First Marked Copy

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d) File No. 812-15235 UNITED STATES OF AMERICA BEFORE THE U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20459 Second Amended and Restated APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (the “Act”) FOR AN EXEMPTION FROM SECTIONS 2(a)(32), 5(a)(1), 22(d) AND 22(e) OF THE ACT AND RULE 22c-1 UNDER THE ACT, UNDER SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 17(a)(1) AND 17(a)(2) OF THE ACT, AND UNDER SECTION 12(d)(1)(J) OF THE ACT FOR AN EXEMPTION FROM SECTION 12(d)(1)(A) AND 12(d)(1)(B) OF THE ACT. In the matter of John Hancock Exchange-Traded Fund Trust John Hancock Investment Management LLC 200 Berkeley Street Boston, MA 02116 Foreside Fund Services, LLC Three Canal Plaza, Suite 100 Portland, ME 04101 Please send all PRINCIPAL EXCHANGE-TRADED FUNDS PRINCIPAL GLOBAL INVESTORS, LLC ALPS DISTRIBUTORS, INC. Written or oral communications, notices regarding this Application should be addressed to: John L. Sullivan Principal Global Investors, LLC 711 High Street Des Moines, IA 50392 (515) 247-6651 This Application (including Exhibits) contains __ pages.

As filed with the Securities and ~~orders to:~~ Exchange Commission on February , 2022

~~As filed with the U.S. Securities and Exchange Commission on December 20, 2021~~

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of: ~~John Hancock Exchange-Traded Fund Trust~~ ~~John Hancock Investment Management~~PRINCIPAL EXCHANGE-TRADED FUNDS PRINCIPAL GLOBAL INVESTORS, LLC ~~Foreside Fund Services, LLC~~ ALPS DISTRIBUTORS, INC. File No. 812-~~15235~~	))))))	~~Second Amended and Restated~~ Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Section 12(d)(1)(A) and 12(d)(1)(B) of the Act

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

I. SUMMARY OF APPLICATION

In this ~~second amended and restated~~ application ("Application"), the undersigned applicants, ~~John Hancock~~Principal Exchange-Traded ~~Fund Trust~~Funds (the "Trust"), ~~John Hancock Investment Management~~Principal Global Investors, LLC ("~~John Hancock~~PGI" or the "Adviser"), and ~~Foreside Fund Services, LLC~~ALPS Distributors, Inc. (the "Distributor," and together with the Trust and ~~John Hancock,~~PGI, the "Applicants"), apply for and request an order of the U.S. Securities and Exchange Commission (the "Commission") under Section 6(c) of the Investment Company Act of 1940 (the "Act"), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the "Order"). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the Commission ("Reference Order"), which terms and conditions are hereby incorporated by reference into this Order.[1]

[1] Fidelity Beach Street Trust, et al., Investment Company Act Rel. Nos. 33683 (November 14, 2019) (notice) and 33712 (December 10, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the "Section 12(d)(1) Relief"), and relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, except as necessary to allow a Fund's receipt of Representative ETFs included in its Tracking Basket solely for purposes of effecting transactions in Creation Units (as these terms are defined in the Reference Order), notwithstanding the limits of Rule 12d1-4(b)(3). Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein other than with respect to such limited exception.

Applicants request that the relief apply to the series of the Trust listed in Exhibit A (the "Initial Fund") and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by ~~John Hancock~~PGI or any entity controlling, controlled by, or under common control with ~~John Hancock~~PGI (any such entity included in the term "Adviser"), (b) offers exchange traded shares utilizing active management investment strategies as contemplated by the Reference Order and (c) complies with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein (each such company or series and the Initial Fund, a "Fund").[2]

No form having been specifically prescribed for this application~~,~~. Applicants proceed under rule 0-2 under the Act.

II. THE APPLICANTS

A. The Trust

The Trust is a ~~business~~statutory trust organized under the laws of ~~Massachusetts~~Delaware and ~~will consist~~consists of one or more series operating as a Fund. The Trust is registered under the Act with the Commission as an open-end management investment company~~ under the Act.~~.

B. The Adviser

PGI, a limited liability company organized under the laws of Delaware with its principal office in ~~Boston, Massachusetts~~Des Moines, Iowa, will be the investment adviser to the Initial Fund. ~~John Hancock Investment Management LLC~~PGI is, and any other Adviser will be, registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the "Advisers Act"). ~~John Hancock~~PGI or an affiliate has initially entered into a licensing agreement with Fidelity Management & Research Company LLC (or its affiliates) to utilize its proprietary mathematical optimization process when creating Tracking Baskets, as described in the Reference Order.

Subject to approval by the Trust's board of trustees, ~~an~~the Adviser will serve as the investment adviser to ~~each Fund~~the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to ~~each~~a Fund ("Sub-Advisers"). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C. The Distributor

The Distributor is a ~~Delaware limited liability company~~Colorado corporation and a broker-dealer registered under the Securities Exchange Act of 1934, as amended ~~(the "~~("Exchange Act"), and will act as the principal underwriter of shares of the ~~Initial Fund.~~Funds ("Shares"). Applicants request that the relief requested in this application apply to any distributor of Shares~~ of the Funds ("Shares"),~~, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and

[2] All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the terms and conditions of the Reference Order that are incorporated by reference herein.

conditions of this application and be registered under the Exchange Act as a broker-dealer. The Distributor will distribute Shares on an agency basis. III. REQUEST FOR RELIEF Applicants agree that the Order will be subject to the same terms and conditions of the same relief under the Reference Order. For the reasons stated in the Reference Order, Applicants believe that: • With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; • With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and • With respect to the relief requested pursuant to Section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors. IV. NAMES AND ADDRESSES Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page. V. PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES Applicants file this Application in accordance with Rule 0-2 under the Act. In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants pursuant to their corporate organizational documents, and in the case of the Trust, the attached resolutions. Applicants also have attached the verifications required by Rule 0-2(d) under the Act. In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing. Based on In accordance with the facts, analysisrequirements for a request for expedited review of this Application, marked copies of this Application showing changes from the final versions of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0- 5(e) of the Act are attached as Exhibits B and conditions inC.

VI. CONCLUSION For the Applicationforegoing reasons, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this Application. The Applicants have caused this Application to be duly signed on their behalf on the __ day of February 2022. PRINCIPAL EXCHANGE-TRADED FUNDS By: Name: John L. Sullivan Title: Assistant Counsel and Secretary PRINCIPAL GLOBAL INVESTORS, LLC By: Name: Clint L. Woods Title: Vice President, Associate General Counsel, and Secretary ALPS DISTRIBUTORS, INC. By: Name: Stephen Kyllo Title: SVP & Director

CERTIFICATION I, John HancockL. Sullivan, do hereby certify that I am the Assistant Counsel and Assistant Secretary of Principal Exchange-‑Traded Fund Trust, is authorized to sign on behalf of John Hancock Exchange-Traded Fund Trust pursuant to Funds and that the following resolutionsresolution was duly adopted and ratified by the initial Trustees and Board of Trustees of John Hancock Exchange-Traded Fund Trust on December 10, 2020: RESOLVED, that the Board of Trustees of John Hancock Exchange-Traded Fund Trust (the “Trust”) hereby authorizes and approves in the name and on behalf of the Trust the preparation, execution and filing with the U.S. Securities and Exchange Commission (the “SEC”) of an Application for an Order of Exemption: (i) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d)such trust, respectively, and remains in full force and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, (ii) under Sections 6(c) and 17(b) of the 1940 Act, for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and (iii) under Section 12(d)(1)(J) of the 1940 Act, for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, to permit the Trust to create and operate series of the Trust that will operate as actively managed exchange-traded funds; and effect as of the date hereof: RESOLVED, that the Chairman of the Board, the President, any Vice President, the Secretary or such other officer or officers of the Principal Exchange‑Traded Funds (the “Trust”) as may be designated from time to time by the Chairman or the President, with such assistance from the Trust’s auditors, legal counsel and independent consultants or others as such officer or officers may require, be, and each hereby is, authorized and directed to prepare for the Trust individually, or jointly with other parties, applications pursuant to any federal securities laws, including the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940 and the Investment Advisers Act of 1940, each as amended (the “Acts”), for orders granting such exemptions from the Acts and/or rules or regulations thereunder as are necessary or desirable, and to execute and file on behalf of the Trust such applications and any amendments thereto with the Securities and Exchange Commission, including applications for amendments to any existing orders previously granted by the Securities and Exchange Commission. IN WITNESS WHEREOF, I have executed this certificate on this ____ day of February 2022 PRINCIPAL EXCHANGE-TRADED FUNDS By: Name: John L. Sullivan Title: Assistant Counsel and Secretary

VERIFICATION RULE 0-2(d) JOHN HANCOCK EXCHANGE-TRADED FUND TRUST The undersigned states that he has duly executed the attached application dated December 20, 2021as of February __, 2022 for and on behalf of John HancockPrincipal Exchange-‑Traded Fund Trust;Funds, Principal Global Investors, LLC, and ALPS Distributors, Inc.; that he isholds the Secretary and Chief Legal Officer ofoffice with each such entity as indicated below; and that all action necessary to authorize the undersigned to executeby officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief. PRINCIPAL EXCHANGE-TRADED FUNDS By: Name: John L. Sullivan Title: Assistant Counsel and Secretary PRINCIPAL GLOBAL INVESTORS, LLC By: Name: Clint L. Woods Title: Vice President, Associate General Counsel, and Secretary ALPS DISTRIBUTORS, INC. By: Name: Stephen Kyllo Title: SVP & Director

Exhibit A Initial Fund John Hancock US Equity Fund John Hancock US Equity Fund will seek long-term growth of capital.Principal Real Estate Active Opportunities ETF Principal Real Estate Active Opportunities ETF seeks total return. Under normal circumstances, the Fund will investinvests at least 80% of its net assets, plus any borrowings for investment purposes, in equity and equity related securities of more established companies domiciledprincipally engaged in the United States. real estate industry at the time of purchase.

Exhibit C Second Marked Copy

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d) File No. 812- U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20459 APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (the “Act”) FOR AN EXEMPTION FROM SECTIONS 2(a)(32), 5(a)(1), 22(d) AND 22(e) OF THE ACT AND RULE 22c-1 UNDER THE ACT, UNDER SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 17(a)(1) AND 17(a)(2) OF THE ACT, AND UNDER SECTION 12(d)(1)(J) OF THE ACT FOR AN EXEMPTION FROM SECTION 12(d)(1)(A) AND 12(d)(1)(B) OF THE ACT In the Matter of Capital Group ETF Trust Capital Research and Management Company American Funds Distributors, Inc. 333 South Hope Street Los Angeles, CA 90071 Please send all PRINCIPAL EXCHANGE-TRADED FUNDS PRINCIPAL GLOBAL INVESTORS, LLC ALPS DISTRIBUTORS, INC. Written or oral communications regarding this Application should be addressed to: Clara Kang Capital Research and Management Company 333 South Hope John L. Sullivan Principal Global Investors, LLC 711 High Street, 50th Floor Des Moines, IA 50392 (515) 247-6651 This Application (including Exhibits) contains __ pages.

As filed with the ~~U.S.~~ Securities and Exchange Commission on ~~August 25, 2021~~ February , 2022

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of:	)	Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Section 12(d)(1)(A) and 12(d)(1)(B) of the Act
PRINCIPAL EXCHANGE-TRADED FUNDS	)	
PRINCIPAL GLOBAL INVESTORS, LLC	)	
ALPS DISTRIBUTORS, INC.	)	
File No. 812-	)	
	)	

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

I. SUMMARY OF APPLICATION

In this ~~second amended and restated~~ application ("Application"), ~~Capital Group ETF Trust (the "Trust"), Capital Research and Management Company~~ undersigned applicants, Principal Exchange-Traded Funds (the "Trust"), Principal Global Investors, LLC ("PGI" or the "Adviser~~")~~"), and ~~American Funds~~ALPS Distributors, Inc. (the "Distributor," and together with the Trust and ~~the Adviser~~PGI, the "Applicants~~")~~"), apply for and request an order of the U.S. Securities and Exchange Commission (the "Commission") under Section 6(c) of the Investment Company Act of 1940~~, as amended~~ (the "Act"), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the "Order"). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time ~~(the "Reference Order"),~~, issued by the ~~U.S. Securities and Exchange~~ Commission ~~(the "Commission~~("Reference Order"), which terms and conditions are hereby incorporated by reference into this Order.[1]

Applicants request that the relief apply to the series of the Trust listed in ~~Appendix~~Exhibit A (the "Initial Fund") and to any other existing or future registered open-end management investment company

[1] Fidelity Beach Street Trust, et al., Investment Company Act Rel. Nos. 33683 (November 14, 2019) (notice) and 33712 (December 10, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the "Section 12(d)(1) Relief"), and relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, except as necessary to allow a Fund's receipt of Representative ETFs included in its Tracking Basket solely for purposes of effecting transactions in Creation Units (as these terms are defined in the Reference Order), notwithstanding the limits of Rule 12d1-4(b)(3). Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein other than with respect to such limited exception.

or series thereof that (a) is advised by ~~the Adviser~~PGI or any entity controlling, controlled by, or under common control with ~~the Adviser~~PGI (any such entity included in the term "Adviser"), (b) offers exchange traded shares utilizing active management investment strategies as contemplated by the Reference Order and (c) complies with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein (each such company or series and the Initial Fund, a "Fund").[2]

No form having been specifically prescribed for this application. Applicants proceed under rule 0-2 under the Act.

II. THE APPLICANTS

A. The Trust

The Trust is a statutory trust organized under the laws of ~~the State of~~ Delaware and ~~will consist~~consists of one or more series operating as a Fund. The Trust is registered under the Act with the Commission as an open-end management investment company ~~under the Act~~.

B. The Adviser

~~The Adviser~~PGI, a limited liability company organized under the laws of Delaware with its principal office in Des Moines, Iowa, will be the investment adviser to the Initial Fund. ~~The Adviser is a Delaware corporation with its principal place of business in Los Angeles, California. The Adviser~~PGI is, and any other Adviser will be, registered as an ~~"~~investment adviser~~"~~ under Section 203 of the Investment Advisers Act of 1940, as amended (the "Advisers Act"). ~~The Adviser~~PGI or an affiliate has initially entered into a licensing agreement with Fidelity Management & Research Company LLC (or its affiliates) to utilize its proprietary mathematical optimization process when creating Tracking Baskets, as described in the Reference Order.

Subject to approval by the ~~Fund's~~Trust's board of trustees, the Adviser will serve as the investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to ~~the Funds~~a Fund ("Sub-Advisers"). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C. The Distributor

The Distributor is a ~~California~~Colorado corporation and a broker-dealer registered under the Securities Exchange Act of 1934, as amended ~~(the "~~("Exchange Act"), and will act as the principal underwriter of shares of the ~~Initial Fund~~Funds ("Shares"). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer. The Distributor will distribute Shares on an agency basis.

---

[2] All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the terms and conditions of the Reference Order that are incorporated by reference herein.

III. REQUEST FOR RELIEF Applicants agree that the Order will be subject to the same terms and conditions of the same relief under the Reference Order. For the reasons stated in the Reference Order, Applicants believe that: • With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; • With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and • With respect to the relief requested pursuant to Section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors. IV. NAMES AND ADDRESSES Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page. V. PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES Applicants file this Application in accordance with Rule 0-2 under the Act. Applicants also have attached the verifications required by Rule 0-2(d) under the Act. In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the ApplicantsApplicants pursuant to their corporate organizational documents, and in the case of the Trust, the attached resolutions. Applicants also have attached the verifications required by Rule 0-2(d) under the Act. In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested Order without holding a hearing. In accordance with the requirements for a request for expedited review of this Application, marked copies of this Application showing changes from the final versions of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the Act are attached as Exhibits B and C.

VI. CONCLUSION For the foregoing reasons, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this Application. The Applicants have caused this Application to be duly signed on their behalf on the __ day of February, 2022. PRINCIPAL EXCHANGE-TRADED FUNDS By : Name: John L. Sullivan Title: Assistant Counsel and Secretary PRINCIPAL GLOBAL INVESTORS, LLC By : Name: Clint L. Woods Title: Vice President, Associate General Counsel, and Secretary ALPS DISTRIBUTORS, INC. By : Name: Stephen Kyllo Title: SVP & Director

CERTIFICATION I, John L. Sullivan, do hereby certify that I am the Assistant Counsel and Assistant Secretary of Principal Exchange‑Traded Funds and that the following resolution was duly adopted and ratified by the initial Trustees and Board of Trustees of such trust, respectively, and remains in full force and effect as of the date hereof: RESOLVED, that the Chairman of the Board, the President, any Vice President, the Secretary or such other officer or officers of the Principal Exchange‑Traded Funds (the “Trust”) as may be designated from time to time by the Chairman or the President, with such assistance from the Trust’s auditors, legal counsel and independent consultants or others as such officer or officers may require, be, and each hereby is, authorized and directed to prepare for the Trust individually, or jointly with other parties, applications pursuant to any federal securities laws, including the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940 and the Investment Advisers Act of 1940, each as amended (the “Acts”), for orders granting such exemptions from the Acts and/or rules or regulations thereunder as are necessary or desirable, and to execute and file on behalf of the Trust such applications and any amendments thereto with the Securities and Exchange Commission, including applications for amendments to any existing orders previously granted by the Securities and Exchange Commission. IN WITNESS WHEREOF, I have executed this certificate on this ____ day of February 2022 PRINCIPAL EXCHANGE-TRADED FUNDS By: Name: John L. Sullivan Title: Assistant Counsel and Secretary 5

VERIFICATION The undersigned states that he has duly executed the attached application dated August 25, 2021as of February __, 2022 for an order for, and on behalf of, Capital Group ETF Trust; Principal Exchange‑Traded Funds, Principal Global Investors, LLC, and ALPS Distributors, Inc.; that he is Trustee ofholds the office with each such entity as indicated below; and that all actionsaction by the trustees orofficers, directors, and other personsbodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief. PRINCIPAL EXCHANGE-TRADED FUNDS By: Name: John L. Sullivan Capital ResearchTitle: Assistant Counsel and Management CompanySecretary PRINCIPAL GLOBAL INVESTORS, LLC By: /s/ Michael J. Triessl Name: Michael J. TriesslClint L. Woods Title: Senior Vice President, Associate General Counsel, and Secretary ALPS DISTRIBUTORS, INC. By: Name: Stephen Kyllo Title: SVP & Director

Exhibit A Initial Fund The Initial Fund will seek both income and long-term growth of capital.Principal Real Estate Active Opportunities ETF Principal Real Estate Active Opportunities ETF seeks total return. Under normal circumstances, the Initial Fund will investinvests at least 80% of its net assets, plus any borrowings for investment purposes, in dividend-paying common stocks of larger, more establishedsecurities of companies domiciledprincipally engaged in the United Statesreal estate industry at the time of purchase.